

March 18, 2014

Via E-mail
I. Andrew Weeraratne
Chief Executive Officer
Natural Gas Fueling and Conversion Inc.
7135 Collins Avenue, No. 624
Miami Beach, FL 33141

Re: Natural Gas Fueling and Conversion Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 4, 2014
File No. 333-192590

Dear Mr. Weeraratne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please include on the prospectus cover page and elsewhere in the registration statement as appropriate the duration of the offering.

Dilution, page 21

2. We reviewed your response to comment 5 in our letter dated February 10, 2014. Please note that when common equity securities are being registered and there is a substantial disparity between the public offering price and the effective cash costs to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire, Item 506 of Regulation S-K requires you to provide a comparison of the public contribution under the proposed offering and the effective cash contribution of such persons in addition to the disclosures required by paragraphs (a)-(c) of Item 506. Therefore, we reissue our

prior comment. Please include a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors, promoters and affiliated persons since inception assuming 25%, 50%, 75% and 100% of the shares of common stock offered are sold.

3. Please tell us how you computed net tangible book value per share of common stock after the offering.

Certain Relationships and Related Transactions, page 44

4. We note your response to comment 11 of our letter dated February 10, 2014 and your statements that your promoters received no compensation for their role as such except for the opportunity to buy founders shares. We also note your disclosure on pages 48-49 regarding the issuance of such shares. Please disclose in this section the names of each promoter, including JSBarkats, PLLC, the amount of founders shares issued to each promoter, and the proceeds received by you as consideration. Please refer to Item 404(c)(1)(i) of Regulation S-K.

Financial Statements, page F-1

5. Please note that if the financial statements are as of a date 135 days or more before the date the registration statement becomes effective, the financial statements should be updated to include financial statements for an interim period ending within 135 days of the effective date. Please refer to Rules 8-08 and 8-03 of Regulation S-X and, if necessary, update your financial statements to include unaudited financial statements as of a date within 135 days of the effective date of the registration statement. Please also update your disclosures throughout the prospectus to reflect the updated financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Sunny J. Barkats